Exhibit 4.62

[Translation of Chinese Original]

Share Pledge Agreement

This Share Pledge Agreement (hereinafter the “Agreement”) is entered into in Beijing, the People’s Republic of China (hereinafter “China”) as of July 11, 2011 by and between

Beijing Super TV Co., Ltd., with its legal representative being Jianhua Zhu, and its registered address at 4-406 Jingmeng High-Tech Building B, No. 5-2 Shangdi East Road, Haidian District, Beijing (the “Pledgee”); and

Lei Zhang, a holder of Chinese resident ID card number [            ], with his address at [                    ] (the “Pledger”).

WHEREAS:

1.	The Pledgee is a wholly foreign owned enterprise incorporated and existing under laws of China. Beijing Novel-Super Digital TV Technology Co., Ltd. (“N-S Digital TV”) is to conduct transfer of equity interest and to increase its capital, after which, Lei Zhang, the Pledger, a Chinese national, will hold 31.65% equity in N-S Digital TV.

2.	The Pledgee has entered into the Loan Agreement (Appendix 1) with the Pledger and the Loan Agreement (Appendix 2).

3.	For securing the creditor’s rights of the Pledgee under the Loan Agreement (Appendix 1) and the Loan Agreement (Appendix 2), the Pledger pledges all his Equity in N-S Digital TV to the Pledgee as security for the loan under the Loan Agreement (Appendix 1) and the Loan Agreement (Appendix 2).

NOW, THEREFOR, on the principle of equality and mutual benefit and through friendly consultation, the Pledger and Pledgee agree as follows:

1.	Definitions

Unless otherwise provided herein, the following words and phrases shall have the meanings as follows:

1.1	“Right of Pledge”, means all those contained in Section 2;

1.2	“Equity”, means all the equity legally held by the Pledger in N-S Digital TV, which represents 31.65% of the registered capital of N-S Digital TV;

1.3	“Pledge Ratio” means the ratio of the value of the Equity pledged hereunder to the amount of the loan under the Loan Agreement (Appendix 1) and the Loan Agreement (Appendix 2);

1.4	“Term of Pledge”, means the period provided for in Section 3.2 hereof;

1.5	“Default Event”, means those listed in Section 7 hereof; and

1.6	“Notice of Default”, means notice given hereunder by the Pledgee declaring a Default Event.

2.	Right of Pledge

2.1	The Pledger pledges all his Equity in N-S Digital TV to the Pledgee as security for the creditor’s rights of the Pledgee under the Loan Agreement (Appendix 1) and the Loan Agreement (Appendix 2).

2.2	The “Right of Pledge” means the priority right of the Pledgee to be paid with the pledged Equity at an evaluated value or with the proceeds derived from auction or sale of the pledged Equity.

3.	Pledge Ratio and Term of Pledge

3.1	Pledge Ratio

3.1.1	The Pledge Ratio is 100%.

3.2	Term of Pledge

3.2.1	The equity pledge hereunder shall take effect upon the date when the pledge is recorded in the register of shareholders of N-S Digital TV and registered with the industrial and commercial administration authority (if required). The Term of Pledge shall be the same as that of the Loan Agreement (Appendix 1) and the Loan Agreement (Appendix 2).

3.2.2	If, during the Term of Pledge, the Pledger fails to repay the loan in accordance with the Loan Agreement (Appendix 1) and the Loan Agreement (Appendix 2), the Pledgee shall be entitled to dispose of the Right of Pledge in accordance with this Agreement.

4.	Collection of Dividends

During the Term of Pledge, the Pledgee is entitled to collect dividends from the pledged Equity.

5.	Representations and Warranties of the Pledger

5.1	The Pledger is the legitimate owner of the Equity.

5.2	Unless otherwise provided herein, whenever the Pledgee exercises its Right of Pledge hereunder, it shall not have intervention from any other party.

5.3	Unless otherwise provided herein, the Pledgee is entitled to dispose of and transfer the Right of Pledge in manners provided for in this Agreement.

5.4	Except the pledge hereunder, the Pledger does not create any other pledge on the Equity.

6.	Undertakings of the Pledger

6.1	For the period of the term of this Agreement, the Pledger gives undertakings to the Pledgee that

6.1.1	without prior written approval of the Pledgee, the Pledger shall not transfer the Equity to any third party or create or allow the existence of any pledge that may prejudice the rights and interests held by the Pledgee hereunder;

6.1.2	the Pledger shall comply with and carry out the provisions of all laws and regulations regarding pledge and, within 5 days from receipt of any notice, direction or proposal issued by the relevant administrative authorities in respect of the Right of Pledge, produce said notice, direction or proposal to the Pledgee, and comply with said notice, direction or proposal or, according to reasonable request or with consent of the Pledgee, submit objections and representations with regard to the abovementioned matters; and

6.1.3	the Pledger shall promptly inform the Pledgee of any event or notice received by the Pledger that may affect the Equity or any right in the Equity or may alter any warranty or obligation of the Pledger hereunder or affect the performance by the Pledger of any of his obligations hereunder.

6.2	The Pledger agrees that the right obtained by the Pledgee hereunder to exercise the Right of Pledge shall not be interrupted or hindered by the Pledger or his successor or agent through any legal proceedings.

6.3	The Pledger warrants to the Pledgee that, for the sake of protecting or perfecting the security hereunder for repayment of the loan under the Loan Agreement (Appendix 1) and the Loan Agreement (Appendix 2), the Pledger shall execute and cause other interested parties to the Right of Pledge to execute all right certificates and deeds as required by the Pledgee, and/or perform and cause other interested parties to perform acts required by the Pledgee, provide convenience for exercise of the rights and authorizations granted to the Pledgee hereunder, sign all documents of change of the relevant equity certificates for the benefit of the Pledgee or persons (natural persons/legal persons) designated by the Pledgee and, within a reasonable period, provide to the Pledgee all notices, orders and decisions relating to the Right of Pledge that the Pledgee deems necessary.

6.4	The Pledger warrants to the Pledgee that, for the benefit of the Pledgee, the Pledger shall comply with and perform all warranties, undertakings, agreements, representations and terms and conditions made by him to and with the Pledgee. In the case of failure of the Pledger to perform or fully perform such warranties, undertakings, agreements, representations or terms and conditions, the Pledger shall be liable for all losses incurred by the Pledgee due to such failure.

7.	Default Events

7.1	A Default Event occurs, if

7.1.1	the Pledger fails to fully pay off on time the loan under the Loan Agreement (Appendix 1) and the Loan Agreement (Appendix 2);

7.1.2	any representation or warranty made by the Pledger in Section 5 hereof is misleading or mistaken, and/or the Pledger violates any of his representations and warranties made in Section 5 hereof;

7.1.3	the Pledger violates any of his undertakings in Section 6 hereof;

7.1.4	the Pledger violates any provisions herein;

7.1.5	except with agreement made under Section 6.1.1 hereof, the Pledger abandons, or transfers without written approval of the Pledgee, the pledged Equity;

7.1.6	any loan, security, compensation, undertaking or other liability owed or made by the Pledger to any third party (1) is required to be discharged or performed early as a result of default; or (2) has become due but cannot be discharged or performed in due time and, in the opinion of the Pledgee, the ability of the Pledger to perform his obligations hereunder has been affected;

7.1.7	the Pledger is unable to discharge his ordinary debts or any other liabilities;

7.1.8	the enactment of any laws or regulations causes invalidity of this Agreement or makes the Pledger unable to continue the performance of his obligations hereunder;

7.1.9	any ratification, license, approval or authorization by the government that is required for the enforceability or validity or effectiveness of this Agreement is withdrawn, suspended, substantially amended or has lapsed;

7.1.10	any unfavorable change occurs to the Pledger’s property and, in the opinion of the Pledgee, the ability of the Pledger to perform his obligations hereunder has been affected by such change;

7.1.11	the successor or custodian of the Pledger can perform only part of or refuses to perform the payment liability under the Loan Agreement (Appendix 1) and the Loan Agreement (Appendix 2); or

7.1.12	in any other cases where, according to the relevant statutory provisions, the Pledgee become unable to exercise its Right of Pledge.

7.2	Upon becoming aware of the occurrence of any Default Event or of any event that may cause the occurrence of any Default Event, the Pledger shall immediately inform in writing the Pledgee of such occurrence.

7.3	In the case of any Default Event, unless such Default Event has been settled to the satisfaction of the Pledgee, the Pledgee may, upon the occurrence of the Default Event or at any time after such occurrence, give the Pledger a written Notice of Default, requiring the Pledger to pay off immediately the loan and other amounts payable under the Loan Agreement (Appendix 1) and the Loan Agreement (Appendix 2), or exercise the Right of Pledge according to Section 8 hereof.

8.	Exercise of the Right of Pledge

8.1	Until full repayment of the loans under the Loan Agreement (Appendix 1) and the Loan Agreement (Appendix 2), the Pledger may not transfer the Equity without written approval of the Pledgee.

8.2	The Pledgee shall give the Pledger a Notice of Default, if it is to exercise the Right of Pledge.

8.3	Subject to Section 7.3 hereof, the Pledgee may exercise the Right of Pledge at the same time when it gives a Notice of Default or at any time after giving a Notice of Default under Section 7.3 hereof.

8.4	The Pledgee has the priority right to be paid, according to statutory procedures, with all or part of the pledged Equity at an evaluated value or with the proceeds derived from auction or sale of the pledged Equity to the full repayment of the loan and other amounts payable under the Loan Agreement (Appendix 1) and the Loan Agreement (Appendix 2).

8.5	The Pledger shall not hinder, but shall give necessary assistance in, the Pledgee’s exercise of the Right of Pledge.

9.	Transfer

9.1	Unless with prior approval of the Pledgee, the Pledger may not donate or transfer any of his rights and/or obligations hereunder.

9.2	This Agreement shall be binding on the Pledger and his successor and inure to the benefit of the Pledgee and each of its successors and assignees.

9.3	The Pledgee may at any time transfer all or any of its rights and obligations under the Loan Agreement (Appendix 1) and the Loan Agreement (Appendix 2) to any person (natural person/legal person), in which case, the transferee shall enjoy and assume the rights and obligations enjoyed and assumed by the Pledgee hereunder, as if he or it was a party hereto. In the case of the abovementioned transfer, the Pledger shall, at request of the Pledgee, execute relevant agreements and/or documents in respect of such transfer.

9.4	In the case of change of the Pledgee due to the abovementioned transfer, the new parties to the pledge shall enter into a new pledge agreement.

10.	Termination

This Agreement shall terminate when the loan under the Loan Agreement (Appendix 1) and the Loan Agreement (Appendix 2) has been fully repaid and the Pledger has ceased to bear any obligation under the Loan Agreement (Appendix 1) and the Loan Agreement (Appendix 2), in which case, the Pledgee shall cancel or dissolve this Agreement as soon as reasonably possible.

11.	Service Fees and other Expenses

11.1	All expenses and actual expenditures relating to this Agreement, including but not limited to legal fees, costs of production, stamp taxes and any other taxes and expenses, shall be borne by the Pledger. If any statutory provisions require the Pledgee to pay any taxes or fees, the Pledger shall compensate the Pledgee for all such taxes and fees paid by the Pledgee.

11.2	If the failure of the Pledger to pay any taxes or expenses in accordance with this Agreement or any other fact attributable to the Pledger causes the Pledgee to adopt any measures to recover them, the Pledger shall bear all expenses arising therefrom (including but not limited to various taxes and charges, commissions, management fees, legal costs, counsel fees and various insurance premiums as incurred for dealing with the Right of Pledge).

12.	Force Majeure

12.1	If any party hereto (the “Affected Party”) is prevented, hindered or delayed from or in performing any of his or its obligations hereunder by a force majeure event, the Affected Party shall not be liable for such nonperformance. “Force Majeure Event” means an event beyond the reasonable control of the Affected Party and that cannot be prevented by the Affected Party even though the Affected Party has taken reasonable care, including but not limited to act of government, act of God, fire, explosion, geographical change, storm, flood, earthquake, tide, lightening and war, provided that any party’s shortage of credit, fund or financing is not an event beyond the reasonable control of the party. The Affected Party seeking to be released from liabilities under this Agreement or any provisions of this Agreement shall, as soon as possible, give the other a notice of Force Majeure Event, stating the steps to be adopted for relevant performance.

12.2	The release of liability of the Affected Party is subject to the fact that the Affected Party has used reasonably practicable efforts in performance, and shall be limited to the performance delayed or hindered by the Force Majeure Event. Upon correction of and remedy to the Event, the parties hereto shall agree to use best efforts to procure the performance under this Agreement.

13.	Settlement of Disputes

13.1	This Agreement shall be governed by and construed in accordance with laws of China.

13.2	Any dispute arising out of or relating to the interpretation or performance of this Agreement shall be settled through negotiations in good faith by the parties hereto. In the case of failure of settlement through negotiations, any Party may submit the dispute to China International Economic and Trade Arbitration Commission for arbitration thereby in accordance with its arbitration rules then in effect. The place of arbitration is Shanghai. The language of arbitration is Chinese. The arbitral award shall be final and binding on both parties hereto.

14.	Notice

14.1	All notices given for performance of this Agreement shall be in writing. Each of such notices shall be deemed to have been given when it is delivered in person, or when it is sent by telex or fax, or on the next business day, if the sending day is not a business day or the sending time is not within the business hours. The place of delivery shall be the address of the other party hereto as indicated at the first page of this Agreement or any other address as may be designated in writing by the party. Notices sent by fax or telex are notices in writing.

15.	Effectiveness

15.1	This Agreement and all amendments, supplements or modifications hereto shall be in writing and shall take effect after both parties hereto have signed and sealed them.

15.2	This Agreement is made in duplicate and in Chinese language.

15.3	As of the execution date of this Agreement, the share pledge agreement executed by the parties in 2008 shall be superseded by this Agreement. N-S Digital TV is to complete registration of change thereof.

[This page is intentionally left blank. It is the signature page to this share pledge agreement.]

The Pledgee: Beijing Super TV Co., Ltd.

(Seal)

The Authorized Representative: /s/ Jianhua Zhu

The Pledger: Lei Zhang

/s/ Lei Zhang

Date: July 11, 2011

Appendix 1

Loan Agreement (Omitted)

Appendix 2

Loan Agreement (Omitted)